December 4, 2003

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	Office of the Administrator of the Securities Act, New Brunswick

The Toronto Stock Exchange	Ontario Securities Commission

British Columbia Securities Commission	Registrar of Securities, Prince Edward Island

Commission des valeurs Mobilieres du Quebec	Government of the Northwest Territories

Government of Yukon	Government of Nunavut

Dear Sirs:

RE:   CANADIAN IMPERIAL BANK OF COMMERCE

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	February 26, 2004

RECORD DATE FOR NOTICE:	January 8, 2004

RECORD DATE FOR VOTING:	January 8, 2004

BENEFICIAL OWNERSHIP DETERMINATION DATE:	January 8, 2004

SECURITIES ENTITLED TO NOTICE:	N/A

SECURITIES ENTITLED TO VOTE:	Common

ROUTINE BUSINESS ONLY:	NO

Yours very truly,
CIBC MELLON TRUST COMPANY

Peris Magira
Administrator, Client Services
Direct Dial: (416) 643-5567

emily.pang@cibc.com
cc:   CDS & Co. (Via Fax)
cc:   pat.warman@cibc.com
cc:   zena.bensley@cibc.com